                                    Filed by SmartForce PLC Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                Under the Securities Act of 1934
                                          Subject Company: Centra Software, Inc.
                                                  Commission File No.: 000-27861

     The following is a transcript of the presentation made on the fourth quarter earnings conference call for SmartForce PLC by Gregory M. Priest, Chairman of the Board, President and Chief Executive Officer of SmartForce, David Drummond, Executive Vice President of Finance and Chief Financial Officer of SmartForce, and Leon Navickas, Chairman of the Board and Chief Executive Officer of Centra Software, Inc.

     Certain statements in this transcript are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Forward looking statements include, but are not limited to, statements regarding expected revenue, earnings and financial results for the first quarter and on a full year basis for 2002, expected synergies resulting from the combination of SmartForce and Centra, impact of the transaction on the revenue, earnings, earnings per share and financial results of SmartForce, timing of closing, industry ranking of the combined company, execution of integration plans and management and organizational structure. Factors that could cause results to differ materially include, but are not limited to, the factors more fully set forth in the "Risk Factor" section that follows the transcript.

     SmartForce intends to file a registration statement on Form S-4 in connection with the transaction, and SmartForce and Centra intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of SmartForce and Centra are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about SmartForce, Centra and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at WWW.SEC.GOV. A free copy of the joint proxy statement/prospectus may also be obtained (when it is available) from SmartForce or Centra. In addition to the registration statement on Form S-4 to be filed by SmartForce in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of SmartForce and Centra in connection with the transaction, each of SmartForce and Centra file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by SmartForce and Centra with the SEC are also available for free at the SEC's web site at WWW.SEC.GOV. A free copy of these reports, statements and other information may also be obtained from SmartForce or Centra.

     SmartForce's executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Centra and SmartForce in favor of the Merger. A description of the interests of SmartForce's executive officers and directors in SmartForce is set forth in the proxy statement for SmartForce's 2001 Annual Meeting of Stockholders, which was filed with the SEC on June 15, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of SmartForce's executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC when it becomes available.

     Centra's executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Centra and SmartForce in favor of the Merger. A description of the interests of Centra's executive officers and directors in Centra is set forth in the proxy statement for Centra's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Centra's executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC when it becomes available.

--------------------------------------------------------------------------------
                                   SmartForce
                         4th Quarter Earnings Conference
                                   Greg Priest
                      January 16, 2001 at 2:00 p.m. Pacific

Conference Coordinator:    Good afternoon, ladies and gentlemen and thank you
                           for standing by. Welcome to the SmartForce 4th
                           Quarter Earnings Conference Call. At this time, all participants are in a listen-only mode. Following the formal presentation, instructions will be given for the question and answer session. If anyone needs assistance at anytime during the conference, please press the star, followed by the 0 for operator assistance. As a reminder, this conference is being recorded, today, Wednesday, January 16, 2002. I would now like to turn the conference over to Ms. Anna Yen.
                           Please go ahead, ma'am.

Anna Yen:                  Good afternoon, and welcome to SmartForce's Q4 and
                           Year 2001 Conference Call. With us today is Greg
                           Priest, Chairman and CEO, David Drummond, CFO, and
                           Leon Navickas, Chairman and CEO of Centra.

                           I'd like to remind you that this conference call is available on our website at www.smartforce.com or at
                                                       ------------------
                           www.shareholder.com. If you've not seen our earning's
                           -------------------
                           release, you can obtain a copy by calling Michelle Brown at (650)-817-5708.

                           Before we begin, I'd like to make a brief statement regarding forward-looking remarks that you may hear today on this call. During the course of this call, the company may make projections or other forward-looking remarks regarding future events or the future financial performance of the company. We wish to caution you that such statements are just predictions, and actual events or results may differ materially. Additionally, all revenue and earnings comments made today represent the current targets as of the date of this relief and are based on current conditions, and that the company does not undertake any obligation to update these targets in any way for any reason.

                           We would like to refer you to the documents at SmartForce and Centra filed from time to time with the SEC. Specifically, their respective form 10Ks for the year ended December 31, 2000 and their most recent 10Qs for the quarter ended December 30, 2001. These documents contain important factors that could cause actual results to differ materially from those contained in the company's projections or forward-looking statement.

                           Additionally, SmartForce and Centra intend to file a joint proxy statement and prospectus with the SEC in connection with today's announced merger. This document will be mailed to the respective stockholders, and will be available on the SEC's website. We urge you to read these materials when they become available because they will contain important information about SmartForce, Centra and the merger.

                           Now let me turn it over to Greg.

Greg Priest:               Hello everyone. On behalf of myself, SmartForce's
                           Chief Financial Officer, David Drummond and the CEO of Centra Software, Leon Navickas who is also with us today, I'd like to welcome you to the conference call. Thanks for joining us.

                           In light of our announcement today of our agreement to acquire Centra, this conference call is going to follow a slightly different format than we normally would. First, I'm going to comment on today's critical announcement regarding the combination of the two companies. David and I will then briefly discuss SmartForce's 4th quarter financial results, also announced today, and then following that, Leon is going to briefly talk about Centra's anticipated 4th quarter results, which are being pre-announced today, as well as briefly giving you his perspective on the combination. We'll then open the call to your questions.

                           Today's most important news for the future of SmartForce and Centra, and I think it's fair to say for the future of the e-Learning industry as a whole, is the combination of the two companies.

                           First I'll give you the basics. We'll be acquiring Centra in a stock for stock transaction, issuing approximately 11.6 million SmartForce shares in the transaction. This will provide Centra shareholders with approximately 16% pro forma ownership of the combined company. The deal will be accounted for as a purchase, and is subject to the approval of both company's shareholders and other customary conditions. We expect the deal to close during the 2nd quarter.

                           Before I go into the strategic rational for the deal, let me just take a minute to talk a little bit about who Centra is for the benefit of those of you who are not very familiar with the company.

                           Centra develops and sells Internet-based collaboration software that companies use to support real-time, live e-Learning and collaboration. Centra's focus is to deliver offerings that enterprises can use to support a variety of business processes that require rapid vision distribution of a company's content throughout the extended enterprise. Centra's software infrastructure has been used to support product launches, software deployment, customer educations, supply chain readiness programs and many other strategic business processes. They've got about 300 employees, including 65 software developers and 45 enterprise sales people. Their revenues for this last year were approximately $38 million, up 70% over 2000. They've just turned cash-flow positive, and they've targeted to reach profitability on a standalone basis in the 2nd quarter of this year. Centra has over 775 enterprise customers, the majority of which do not overlap with SmartForce's customer base.

                           Now we're going to spend a fair amount of time today going through an analysis of why the deal makes sense, how the companies fit, how we plan to manage them, the positive financial implications of transaction for our model and so on.

                           Let me start though by telling you at a high level why I think this is a great deal.

                           Enterprise's spend over $100 billion a year on corporate training in the United States alone, and that doesn't count the vast number of dollars that are spent in marketing departments, channel groups, call centers and 10's of other business functions on business processes that we don't call training, but to fundamentally involve the distribution of knowledge around an extended enterprise, so this is an enormously large potential market. Today, most of these processes are typically performed manually. A technology, specifically Internet technologies, are revolutionizing the way in which businesses can perform these functions. They're making it faster, they're making it cheaper, they're making it more replicable and consistent across globally dispersed enterprises, so Internet technologies are capable of being deployed to very powerful effect in this market, which leads me to my main point.

                           Some company is going to be the central player in this market, and it's because they have that position, that company is going to generate outsize returns over the next 10 years.

                           Now this market is in an early stage with a lot of little companies delivering point products that address only a small sub segment of the market requirement. You have your LMS companies, you have your IT content companies, you have your soft-skills content companies, you're virtual classroom companies, your custom content companies, etc., etc. These point products will sell, and the companies may do fine, but the company that dominates this industry is going to be the one that has brought all these capabilities together into a single, global, scaleable, leveragable architecture that can be the foundation of global enterprises knowledge distribution strategies.

                           SmartForce intends to be that company. We've spent the last 3+ years pursuing this goal, and we're taking another major step today, and it doesn't stop here. At this point, we have the largest content library in the industry, both IT and business skills. We have industry-leading learning management and content management capabilities. We have the only global Internet platform for content distribution in the industry. Today, we're adding to that the state-of-the-art Internet collaboration capability along with a simple cost-effective structure for companies to create proprietary content focused on their particular business issues.

                           In short, this is an enormous potential market. Technology has created an opportunity for an entire new industry to emerge to serve it. Someone is going to be the central player in this market, and that central position, once established, could continue for a very long time to come. I think that someone is going to be SmartForce. Today's transaction is just another piece of evidence, albeit a pretty powerful one I think, supporting that outcome.

                           Now let's turn to a little more details on the elements of why we're doing this deal. There are fundamentally 3 reasons.

                           First, the transaction is a very strong fit strategically, both in terms of both company's intermediate term strategies (INAUDIBLE) where we're going longer term.

                           As most of you should know at this point, SmartForce's approach to the e-Learning market is a solutions approach. What I mean by this is that we target our offerings around specific business processes that are being performed in the enterprise. We seek out business processes that involve the distribution of knowledge around the enterprise or the extended enterprise, and that are currently being performed predominantly physically, rather than using technology.

                           Once we identify such a process, we apply to it our Internet-based knowledge platform, and using this platform, we design a templated solution that a variety of different customers who engage in the same basic business process can use to perform that process faster, more accurately and more effectively than the enterprises are typically using today. That means that we can build a business case clearly and credibly that shows how a company can take money it's already spending, reallocate it to a faster, more effective, cheaper method of performing the same business process, and if you can build a business case like that, clearly and credibly, the simple fact is you can get the sale. That's why we focus on areas like getting new sales representatives up to quota productivity, software rollouts, product launches, supportive call center operations and the like. These are business processes that require the distribution of knowledge within an extended enterprise, but that today are typically performed slowly, manually and at great expense. They are therefore business processes where e-Learning can make a clear, powerful difference.

                           Of course, these business processes are typically quite complex involving many sub processes and activities. Anybody can talk about a solution-selling strategy. The reality though is that to any one of these business processes that are allowed to be performed over the Internet, you have to bring to bear a broad range of assets, including content that can be created once and leveraged by many companies performing similar business processes, management capabilities, global distribution capabilities, workflow and literally dozens of other capacities. In simplest terms, our development strategy for the last 3 years, 3+ years, has been focused around creating or acquiring and building out the capabilities that allows to provide to our customers as comprehensive support as possible for these knowledge-related business processes.

                           Now Centra's offerings fit into the strategy perfectly. Although much of the content that an enterprise delivers to it's various audiences, in the contents of these business processes, can be built once at a leverage for many customers. There is typically other content that is very proprietary to the customer and that has a short shelf life. This volatile content can be central to the business process and create a simple, fast and inexpensive process for creating and using it, can be central to the value proposition.

                           Now Centra allows us to do this. By putting
                           SmartForce and Centra together, we can offer an increasing range of the total capability set necessary to Internet-enable the business processes that we are supporting. This will increase the number and power of the solutions that we can bring to market and the speed with which we can do so, as well as further enhance the degree to which our offerings are differentiated from those of the other smaller companies in our industry.

                           Of course it's our long-term strategy to use these solutions to bring into our customers a basic infrastructure for the delivery and distribution of knowledge around their extended enterprises.

                           I believe that the e-Learning industry today is in a position similar to the early days of the database market. At that time, it was the application that sold, and the customer bought the database to enable the application that sat on top of it. Eventually, companies began to understand that database technology provided a critical enabling infrastructure for their enterprises, and databases have become ubiquitous.

                           Analogously, in e-Learning today, it's the solution that sells. The infrastructure is not the driver. It gets pulled through behind as the basis for the solution. Long-term though, I believe that in the knowledge economy, enterprises will need the infrastructures for the distribution of knowledge around their extended enterprises in the support not of 1 or a few business processes, but a whole variety of different business processes.

                           Again, Centra fits in with this strategy to a T. The same Centra collaboration technologies that we can bring to bear against the various business processes that we support form the basis for an Internet collaboration infrastructure that enterprises could ultimately use to support virtual collaboration throughout their extended enterprise.

                           The second reason for the transaction is the scale, strength and reach that the combined business can generate. I believe that our industry is at a critical point in it's development, and that the structures and lines of resistance that are created at this point have the potential to define the basic landscape of the industry for years to come.

                           Now, SmartForce is, by every measure today, the dominant player in the market. Whether you look at breadth of offering, number of customers, distribution strength, revenues, profitability, investment capacity, it doesn't matter. You can literally pick almost any metric.

                           At the same time, newer, smaller companies in our space are coming under greater pressure from the economic climate, and in some ways more important, from the demands that are increasingly getting established by a global enterprise customer base whose demands are expanding as the criticality of what they are buying increases. Customers always want to sign on with the leader. In an early-stage market and in a difficult economic climate, that designs or intensifies powerfully.

                           Now we're the dominant player now, and I think it's fair to say that over the last 2 years, that dominance has actually become clearer. Today we are initiating a further major step forward in strengthening that position. Our combination with Centra is the largest deal in the history of the e-Learning industry. Not just in terms of dollars, but in terms of what really matters; acquired distribution capacity, develop and capacity, customer base, product set. Through this combination we had 775 customers taking our share of the Global 5000 to well over 3000 companies, or 60%. We had 45 enterprise sales people, a 20% increase in our enterprise sales force. We increased our pro forma cash position at December 31 to $157 million. We had 65 software development professionals.

                           Just to give you a perspective on this, the combined R&D spend by our 2 companies last year is almost exactly equal to the estimated combined spend of all of the other public companies in our universe combined. We are, in short, at a critical time in the development of the industry, taking another major step to consolidate and strengthen our already dominant position.

                           Now, the third reason for the transaction is that the transaction, is we believe, very attractive from a financial point of view. The target operating models of the companies are very similar, 80+% gross margins, similar levels of sales and marketing in R&D investment, high teens to 20% target operating margins and strong, targeted revenue and earnings growth.

                           We target the transaction to be neutral to earnings in Q3, which will be the first full quarter of combined operations at a penny accretive to earnings in Q4. We also target the transaction to be accretive for 2003, taking our earlier target of a $1.00 per share to a dollar $1.05 per share. The deal will be diluted to the Q2 earnings, with the exact amount depending on the timing of the closing, since this is a purchase transaction.

                           Regarding cost synergies, we've already spend substantial time identifying the key cost synergies that we expect to be able to achieve, and it's gotten to the point where we've identified, at a very granular level, the precise items that are targeted for reduction in connection with the deal. We plan to implement these synergies while leaving Centra's sales and research and development's stats fundamentally untouched, allowing them to aggressively pursue their build plans and sales goals.

                           On the revenue side, we believe that there is substantial potential outside for 3 sources. Selling Centra's offerings into SmartForce's 2500+ customers, selling our offerings into Centra's 775 customers, and using the combination of the 2 company's capabilities to strengthen our offerings around existing business processes and to enable new business processes to conform the core of new and strengthened offerings into both of our customer bases.

                           Now all of that said, despite the strength of the potential revenue synergies that we see, our 2002 targets are not dependant in any way on any of these revenue synergies being realized, and 2003 would still be accretive even in the absence of revenue synergies.

                           I briefly touched on the "who and why" of the transaction. Before turning to our quarterly results, I'd like to touch on the "how", in 2 respects.

                           First is how we plan to manage the integration of the businesses and second, the management team of the combined company going forward.

                           On the integration, the key is speed. We've already begun the planning process to some level of detail and expect to begin implementation immediately after we receive anti-trust clearance for the deal. We've already done substantial work, as I mentioned earlier, identifying at a granular level cost synergies and developing a plan to implement them quickly.

                           From a technical standpoint, we've been engaged for some time in a detailed analysis of the technical integration requirements that our company's offering, and we'll immediately begin implementation of a technical integration plan.

                           Finally, we are already developing sales plans to immediately begin to share leads and co-sell in each other's accounts on a commercial basis.

                           We are, in short, absolutely committed, from today, to rapidly begin to create and leverage the synergies that exist in our combination.

                           Regarding the management of the combined company, not only are we bringing in talent from Centra to help us manage the combined business, at the same time, we are using the opportunity to bring new capabilities and skill sets into the company at an executive level, as well as to better tie our existing management structures into how the company has evolved over the last couple of years.

                           I know I plan to continue to act as Chairman and Chief Executive of the combined company.

                           On the customer-facing side of the business, we're promoting Jeff Newton, who had been SmartForce's Executive Vice President of Global Sales and Services, to be the company's Chief Customer Officer. Jeff is going to have responsibility for all customer-facing aspects of the combined business. Jeff's been with SmartForce for all of 10 years and was one of our first hires in the sales force.

                           On the technology side, Leon Navickas, who today serves as Centra's CEO, will serve as Chief Technology Officer. Leon will be responsible for designing and building out the infrastructure that serves as the basis for our solutions going forward. Leon was the founder of Centra and has been the CEO for the last 6 years. Prior to that, Leon ran R&D for the Notes Division of Lotus Development.

                           Also reporting to me will be Duncan Thomas, who joined SmartForce this last fall and will serve as our Executive Vice President of Business and Strategic Planning. Among other duties, importantly for this transaction, Duncan will be responsible for coordinating all integration activities in connection with companies we're acquiring. In that role, Duncan will lead the integration activities around the Centra combination. Duncan joins us coming from Exult, where he served as Executive Vice President of Corporate Development Strategy. Before that, he was a Consultant at McKenzie and Vane and served as a partner in an LBO firm.

                           All of our other current Executive Officers at SmartForce will continue in their existing roles, with one exception. David Drummond, our Chief Financial Officer, as part of this process, has informed me that he's ready to take on a more direct business role with more direct revenue responsibility. David and I have begun to explore together the jobs that could exist in SmartForce that might meet his career goals and our business needs, and we'd ideally like to see such an outcome. At the same time, regardless of how those discussions proceed, we are going to need to fill the Chief Financial Officer role, and we will plan to do so. Of course, David is going to continue to serve in his current role as we activate the transition process.

                           Overall, I believe we have in place a management team well positioned to drive and leverage the powerful franchise that we're creating. One that takes the best that each of the companies has to offer. We do plan to move quickly to fill the one organizational gap that now exists as part of our overall strategy for 2002.

                           Before I turn the call over to David to go through our numbers for the 4th quarter and the year and to Leon for a snapshot of Centra's 4th quarter and his perspective on the combination, let me briefly run through our 4th quarter and full year results.

                           We met our Q4 revenue target, delivering a record $65.3 million of revenue against the consensus estimate of $65 million. This represents the highest quarterly revenues in SmartForce's history, the 4th consecutive quarter that we've achieved that milestone.

                           We also met our Q4 earnings target, coming in at $0.04 a share in line with our target.

                           Over the year, we recorded revenues of $261 million, a 55% increase over revenues of $168 million in 2000, and to put this achievement in perspective, at the end of 2000, our guidance was for $255 to $265 million in revenue for 2001. To have achieved that target during what was the most challenging year for enterprise software companies in recent memory, is I think, an accomplishment.

                           Also for the year 2001, we recorded a profit for amortization of $13.2 million, or $0.22 a share. This represents a year-over-year earnings increase of $33 million. No other publicly traded corporate e-Learning company did anywhere close to profitable for 2001 as a whole.

                           Now let me give you a couple more highlights. After September 11th, we knew the business would be slow to regenerate, but we felt that by December we would begin to see improvement. We did. SmartForce booked more business in December than in any previous month this year. We again exceeded our target of 5 million dollar plus contracts for the quarter. Our average contract size for the quarter, again, was up sequentially for the 13th consecutive quarter. Dollar renewal rates for the quarter continued to run at over 150%. We had, in short, a very solid quarter that met our expectations at a time of significant economic dislocation.

                           We've already told you what we think this business standing on it's own can do this year. With addition of Centra in Q2, not only will revenues obviously increase, but we are also now targeting earnings for the back half of the year even stronger than we had previously indicated, and 2003 looks better still, and I genuinely believe this is just the beginning.

                           I'd now like to turn the call over to David to run though the numbers in more detail. Dave?

David Drummond:            Thanks, Greg, and thanks to everyone for joining us
                           on the call today. In addition to taking you through our financial results for the 4th quarter and for 2001 as a whole, I'd like to share with you our near-term financial outlook, as well as some additional details about the financial impact of the Centra transaction.

                           First, the results. Revenues for the 4th quarter were $65.3 million, in line with our previously announced target of $65 million. This represents 13% growth over the $57.7 million we recorded in the 4th quarter of 2000. For the full year 2001, revenues were $260.9 million, compared to revenues of $168.2 million for the full year 2000, representing a year-over-year increase of 55%.

                           In terms of geographic breakdown, we generated 71% of our 3rd quarter revenues in North America and 29% from the rest of the world, which is consistent with our historical pattern, and notwithstanding an overall economic environment that continues to be challenging, we were able to achieve solid performance against our key operating metrics. Our average deal size increased to approximately $180,000. Our dollar renewal rate, which reflects the uplift in the dollar value of business that was set to expire, one again exceeded 150%. In addition, we once again exceeded our target of five 1 million dollar plus deals for the quarter.

                           Moreover, we met our target for 2002 backlog release, which as many of you know, represents that amount of early-contracted backlog that will be recognized into revenue for the year. We expect that $150 million of our firmly contracted backlog will be recognized into revenue in 2002.

                           Gross margin was 83% for the 4th quarter, which was in our target range of between 83 and 85%. This compares to gross margin of 84% for the 4th quarter of 2000. For the full year, gross margin was 83%, compared to the 84% we recorded in 2000.

                           Research and development expenses for the 4th quarter were $13.4 million, or 20% of revenues, compared to $12.1 million, or 21% of revenues in the 4th quarter of 2000. The full year, research and development expenses were $51.3 million, compared to $42.1 million for the year 2000.

                           Sales and marketing expenses for the 4th quarter were $33.6 million, or 51% of revenues, compared with $31.2 million, or 54% of revenues for the 4th quarter of 2000. For the year, sales and marketing expenses were $132.8 million, compared to $105.6 million for the year 2000.

                           General and administrative expenses for the 4th quarter were $5.3 million, or 8% of revenues, compared with $5.4 million, or 9% of revenues for the 4th quarter of 2000. For the year, G&A expenses were $21.7 million, compared to $19.7 million in the year 2000.

                           Amortization of acquired intangibles for the quarter, which relates to purchase acquisitions we completed over the past couple of years, totaled $2.8 million. Now last year, the Financial Accounting Standards Board completed its business comp combinations project abolishing pooling accounting, requiring purchase accounting for all acquisitions after June 30, 2001 and changing the accounting for goodwill from an amortization approach to an impairment approach. You will also recall the new rules require companies to cease amortizing acquisition-related goodwill, but not other intangibles as of January 1, 2002. As a result, we expect that our acquisition-related amortizations for the 1st quarter of 2002, barring any additional acquisitions, will be approximately $2 million.

                           Now as the Centra transaction will, under the new rules, be treated as a purchase, we anticipate that our acquisition-related amortization will increase substantially following closing. Now we've begun to do the analysis of the good will and other intangible assets we'll be acquiring in the deal, and we'll be in a position to give more specific guidance on this point as we move closer to the shareholder votes on the transaction.

                           We recorded operating income of $2 million for the quarter, before amortization of acquired intangibles, compared to an operating loss of $392,000 for the 4th quarter of 2000. The full year, pre-amortization operating income was $12 million, compared to an operating loss of $26.7 million for the year 2000.

                           Other income was $936,000 for the quarter, compared to $1.1 million for the 4th quarter of 2000. Other income primarily reflects interest on invested cash, as well as foreign currency exchange gains or losses. (INAUDIBLE) decrease in other income in the quarter was primarily due to lower interest income resulting from a significantly lower prevailing interest rate.

                           Again, in the 4th quarter we recorded a tax provision of 12% of the income before amortization of acquired intangibles, and that was consistent with our guidance for the year. Net income in the 4th quarter before acquisition-related amortization was $2.6 million, or $0.04 per share, compared to $648,000 or $0.01 per share for the 4th quarter of 2000, representing a year-over-year increase of 300%.

                           On a reported basis, we recorded a net loss of $205,000, which works out to break even per share. For the year, net income before acquisition-related amortization was $13.2 million, or $0.22 per share, as compared to a net loss for the year 2000 or $20.1 million, or $0.39 per share, representing a year-over-year increase of $33.3 million.

                           On a reported basis, we recorded net income of $3 million for the full year 2001.

                           Fully diluted shares outstanding for the quarter, which we use to determine pre-amortization earnings per share, were 60.7 million. We expect that the fully diluted share count will increase to between 76 million and 77 million in the 3rd and 4th quarters of 2002, primarily as a result of the Centra deal. We also expect that the share count will increase in the 2nd quarter of 2002 as a result of the deal, with the amount of the increase depending on the date of the closing.

                           Moving to the balance sheet, cash and short-term investments were $109 million at December 31, compared to cash at December 31, 2000 of $108 million.

                           We expected to use $5 million or more in operations during the quarter as a result of the reduction and our 4th quarter earnings target, but by sound cash management, we were able to keep the operating cash earned during the quarter to $3 million. Deferred revenues at December 31 were $44.4 million, essentially flat compared to the $45.2 million we reported at September 30. After a sequential decline in deferred revenue in the September quarter, we had hoped to stabilize this item in the 4th quarter, and we were able to achieve this result.

                           Going forward, our goal is to modestly grow deferred revenue on a sequential basis, indicating that billings are staying ahead of revenue recognition across the business.

                           Our accounts receivable at December 31 were $102.4 million, up from $88.8 million at September 30, yielding a (INAUDIBLE) figure of 144 days, and that's up from the 120 days we reported at September 30th.

                           But of the approximately 13 million dollar increase in AR, approximately $10 million of that was the result of an increase in the amount of current receivable invoiced during the last month of the quarter.

                           As you may remember from our last conference call, we expected that the aftermath of September 11th could have a lingering effect on bookings in the early weeks of the 4th quarter, and that has been the case, so things picked up in December, which turned out to be a strong bookings month, and made as Greg said, our strongest of the year. This resulted in a greater proportion of the quarter's bookings being billed toward the end of the quarter, and hence not collected in the quarter than the previous quarters.

                           But the point to understand here is that approximately 75% of the increase in accounts receivable is attributable to an increase in current ordinary course receivables with standard net-30 payment terms that we expect to collect in January. Moreover, the amount of past-due accounts remained officially flat during the quarter, and our overall AR (INAUDIBLE) situation improved.

                           The remaining portion in increase was caused by the extension of extended payment terms, primarily to our largest, most credit-worthy customers, which as we've indicated in prior calls, has been a function of the increased focus on cash management on the part of these customers over the past several months. You should note that the number and magnitude of these transactions decreased in the quarter.

                           Going forward, we believe the DSOs will decline in the 1st quarter of 2002, and we believe that over the course of the year, we can return DSOs to at least the 120-day range.

                           This concludes the overview of the 4th quarter and full year financial results, but before I turn the call over to Leon, I'd like to discuss our financial outlook going forward, both in terms of our financial targets for the 1st quarter of 2002 and the financial implications of the acquisition we announced today.

                           As many of you know, Q1 is seasonally the slowest bookings quarter for SmartForce. Outstanding in seasonality, we set a revenue target for the quarter of $67 million, representing a modest sequential increase over the 4th quarter of 2001.

                           We're also targeting pre-amortization earnings of $0.05 per share. I should also point out, even though this is less meaningful in light of the Centra transaction, that we remain comfortable with the standalone targets for 2002 that we established in October.

                           Turning to the Centra transaction, the strategic rationale for the combination as Greg mentioned is extremely compelling, and we also believe that the financial rationale for the transaction is equally powerful.

                           Now let me spend a few moments describing the financial impact of the deal in a little bit more detail. I'd like to start with the effect on the bottom line.

                           We anticipate that the transaction will be completed sometime during the 2nd quarter. Therefore, it's difficult to model the earnings impact of the deal on the 2nd quarter, but we believe that it's likely that the deal will be diluted to 2nd quarter earnings. We also anticipate that we will take a substantial one-time charge for the quarter associated with acquisition costs and other deal-related items.

                           For the 3rd quarter of 2002, the first full quarter of operations for the combined company, we expect that the transaction will be neutral to earnings, and we believe that the deal will become accretive by $0.01 per share by the 4th quarter.

                           On our conference call in October, we established an earnings target for 2003 of $1.00 per share. Based on our analysis of the achievable synergies and the overall strategic fit of the 2 businesses, we believe that the combined company can achieve 2003 earnings of $1.05 per share.

                           Now let me also calibrate you on some of the grammars we've used in our financial modeling for the transaction.

                           First, in modeling the revenues of the combined company, we've assumed that an increasing portion of Centra's revenues will migrate to a subscription model. This is a trend that is already underway at Centra, and customers increasingly recognize the power of the Centra ASP solution.

                           Those of you who follow SmartForce closely know that we operate primarily on an ASP subscription model. We anticipate that the migration of Centra's business to the ASP model will accelerate following the merger.

                           Second, we've assumed very little in the way of revenue synergies. Our targets for 2002 do not depend on any revenue synergies, and while we've built in modest revenue synergies for our 2003 target of $1.05 in earnings per share, the deal would still be accretive in 2003 without any revenue synergies at all.

                           Finally, as Greg mentioned, we've done substantial work in identifying cost synergies for the deal, which we've built into our model. Achieving these synergies will not require us to sacrifice the keys investments that Centra has made in product development and sales, as those organizations will remain largely intact.

                           To summarize, we believe that the combination of SmartForce and Centra is truly a watershed transaction for the e-Learning industry, and a transaction that presents the combined company with an enormous opportunity to build an enduring, powerful franchise.

                           Now I'd like to turn the call over to Leon Navickas, CEO of Centra Software who will take you through Centra's 4th quarter results, full year results, as well his prospective on the transaction. Leon?

Leon Navickas:             Thank you, David. I'm delighted to be here today for
                           this monumental event. This is a very exciting time for me personally and for Centra as we bring our company together with SmartForce to create and e-Learning powerhouse. We are very confident that this will be a winning combination positioned to dominate the e-Learning industry.

                           Before I talk about the merger, I'd like to share some great news about Centra's results from the 4th quarter and year ended December 31, 2001.

                           In Q4, Centra generated a record $11 million in revenue, meeting analyst consensus estimates. This represents a 20% increase from 9.2 million in the 3rd quarter and a 41% increase over the same period last year. The company came in on target for the year with $39.1 million in total revenue.

                           In addition to the increased revenues for the 4th quarter, bookings were the highest in the company's history providing positive momentum in to 2002.

                           Pro forma EPS loss for Q4 was $0.08 per share, bettering analyst consensus estimates by 1 penny and down from a pro forma loss of $0.14 per share for the 3rd quarter. For the year 2001 pro forma EPS loss was $0.47 per share versus a pro forma EPS loss of $0.57 per share in 2000.

                           Our gross margins improved this quarter on the strengths of our software business model, up 400 basis points from the previous quarter to 84%. This increase is related to higher margins for both Centra's ASP and professional services.

                           The company had a very strong quarter for new customer acquisition, signing 97 new accounts. This brings the total roster of customers worldwide to over 775, serving a population of nearly 2 million licensed users.

                           New customers include, Ameritage, Autonation, BMW, Check-Free, Citifinancial, Deutsche Telecom, Genentech, Cambar and

                           Barkley, Hitachi, Iron Mountain, Kinko's, Nevemedics, NCR at Teradata, New Balance, Queensland Rail, Sybase, Underwriter's Laboratory, University of Michigan and University of Montreal.

                           The reference to advanced customer propagation, more than 50% of total revenue in the 4th quarter came from our install base of corporations, government agencies and universities.

                           Organizations that added central licenses to their existing deployments included Aventis, Cadbury Schweppes, Cingular, Conagra, Daimler-Chrysler, First Union, France Telecom, McKesson, Nortel Networks, Novartis, Ortho-McNeil, PricewaterhouseCoopers,
                           Siemens and the U.S. Internal Revenue Service.

                           Turning to the balance sheet, Centra had its first cash-flow positive quarter generating a million dollars and increasing our cash position to 48.2 million. Our DSOs came down dramatically from 96 days in Q3 to 79 days at the end of the 4th quarter.

                           The Centra Management Team will be holding our regularly scheduled earnings call, providing more detail around our quarterly results, new customers and other business metrics on January 24, 5:30 p.m. Eastern time.

                           So now let me spend a moment on the topic of our business combination with SmartForce.

                           First of all, we see this as 2 phenomenally successful and market-leading companies coming together to meet real customer demands. While more and more businesses deploy e-Learning solutions to accelerate knowledge transfer and increase human interaction at lower cost, businesses worldwide are looking for one vendor to deliver the total solution. This vendor is now SmartForce. As one company, we will integrate the strongest elements of our respective technology, creating the most robust and powerful e-Learning platform. On this platform, we will deliver total solutions comprised of our content and applications, as well as those from our partners that provide value-add. Hence, our business will run on AOL-like economics, leveraging the interplay between delivery infrastructure and content tools and applications.

                           For our existing and prospective customers, this promises to be an awesome combination, positioned ideally to deliver comprehensive, compelling, high ROI solutions to a huge global market place.

                           For the first time, Centra customers will be able to seamlessly deploy the world's largest and most engaging content and robust set of e-Learning applications. For SmartForce customers, our strengths and technology infrastructure will preserve and extend their investment in e-Learning solutions.

                           With SmartForce and Centra's sales force, 300 strong and growing will cross-sell to new accounts and existing deployments. This should also be good news to the many potential customers that are poised to buy and e-Learning solution from a credible provider that simplifies procurement and deployment. We plan to be the enabler and prime beneficiary of that expanding market.

                           For Centra shareholders, this transaction represents a premium on Centra's share price today, with inherent equity-value creation accelerated by realizing synergies from the business combination going forward.

                           The combined company has scale, market leadership and long-term sustainability. The combined R&D investment that I will manage will be equal to what other companies spend in the rest of our sector. Strong brands and global presence will drive revenue opportunity from around the world. With high gross margins and excellent business fundamentals, we envision an accretive transaction that will generate healthy profits going forward.

                           (INAUDIBLE) there will be very little that we won't be able to do to address customer needs and extend leadership. This company is truly poised to be the industry juggernaut with great opportunity for long-term capital appreciation.

                           I look forward to joining Greg and his management team on the top of the e-Learning industry building this large and substantially profitable company for our customers, partners, stakeholders and employees, and I'll look forward to seeing many of you in person over the next several weeks as we launch the business combination of Centra with SmartForce. Thank you.

Greg Priest:               Well I think we're now ready to - we're now done with
                           the prepared remarks for the call, and we would be happy to take any questions that anybody has.

                               [End of Transcript]

RISK FACTORS RELATING TO OUR BUSINESS

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY. THIS LIMITS YOUR ABILITY TO EVALUATE OUR HISTORICAL FINANCIAL RESULTS AND INCREASES THE LIKELIHOOD THAT OUR RESULTS WILL FALL BELOW MARKET ANALYSTS' EXPECTATIONS, WHICH COULD CAUSE THE PRICE OF OUR ADSS TO DROP RAPIDLY AND SEVERELY.

         We have in the past experienced fluctuations in our quarterly operating results and anticipate that these fluctuations will continue and could intensify in the future. As a result, we believe that our quarterly revenue, expenses and operating results are likely to vary significantly in the future. Thus, it is likely that in some future quarters our results of operations will be below the expectations of public market analysts and investors, which could have a severe adverse effect on the price of our ADSs. For example, our revenue for the quarter ended September 30, 1998 did not increase at a rate comparable to prior quarters. As a direct result, the trading price of our ADSs decreased rapidly and significantly, having an extreme adverse effect on the value of an investment in our securities.

         Our operating results have historically fluctuated, and may in the future continue to fluctuate, as a result of factors, which include:

         -  the size and timing of new and renewal agreements;
         - the rate at which we continue to migrate our customers to our e-Learning solutions;
         - the number and size of outsourced virtual university agreements or other agreements providing for professional services or the resale of instructor-led training;
         - the mix of revenue between content, e-Learning platform, professional services and products licensed from third parties;
         -  royalty rates;
         - the announcement, introduction and acceptance of new products, product enhancements and technologies by us and our competitors;
         - the mix of sales between our field sales force, our other direct sales channels and our telesales sales channels;
         - the impact of any unanticipated decline in net revenues in any particular quarter as compared to the relatively fixed nature of our expense levels in the short term;
         -  general conditions in the U.S. or the international economy;
         - general conditions in our market or the markets served by our customers in the U.S.;
         -  competitive conditions in the industry;
         -  the loss of significant customers;
         -  delays in availability of existing or new products;
         -  the spending patterns of our customers;

         -  litigation costs and expenses;
         -  currency fluctuations; and
         -  the length of sales cycles.

DEMAND FOR OUR PRODUCTS AND SERVICES MAY BE ESPECIALLY SUSCEPTIBLE TO ADVERSE ECONOMIC CONDITIONS.

         Our business and financial performance may be damaged by adverse financial conditions affecting our target customers or by a general weakening of the economy. Some companies may not view training products and services as critical to the success of their businesses. If these companies experience disappointing operating results, whether as a result of adverse economic conditions, competitive issues or other factors, they may decrease or forego education and training expenditures before limiting their other expenditures.

         In addition, the general condition of the economy, and by extension our business, can be affected by social, political and military conditions. For example, the terrorist events of September 11, 2001 and their aftermath had a material adverse effect on our third quarter bookings. It is not possible to predict the outcome of the recent escalation of hostilities between the United States and certain countries and persons related to the events of September 11. The continuation of these hostilities could result in further weakness in the economy which would have an adverse impact on our operating results and financial condition.

OUR EXPERIENCE IN SELLING FULLY INTEGRATED, INTERNET-BASED LEARNING SOLUTIONS, IS RELATIVELY LIMITED.

         In the fourth quarter of 1999 we introduced SmartForce e-Learning, a hosted Internet-based learning solution. While the results of our efforts to migrate our business to the e-Learning model and market these solutions to our customers have exceeded our expectations, we have relatively limited experience with these solutions, which makes our historical results of limited value in predicting the potential success of this initiative. The ultimate success of this initiative will depend on our ability to continue to expand and enhance our e-Learning infrastructure, to market and sell the new e-Learning solutions to existing and prospective customers, to host, operate and manage our destination site, and to attract and retain key management and technical personnel.

         We may not be successful in these efforts and the economic terms of any arrangements that might be expected may not be as favorable as the traditional licensing agreements. We believe that a lack of success in this regard could have a material negative effect on us. Moreover, the arrangements with our customers under the e-Learning model have had and will continue to have accounting and operating model consequences that would also be materially different from the consequences of our traditional software licensing model.

OUR OPERATING RESULTS ARE SUBJECT TO SEASONAL FLUCTUATIONS WHICH MAY ADVERSELY IMPACT OUR BUSINESS.

         Our operating results are subject to seasonal fluctuations, based in part on customers' annual budgetary cycles and in part on the annual nature of sales quotas. These seasonal trends have in the past caused revenues in the first quarter of a year to be less, perhaps substantially so, than revenues for the immediately preceding fourth quarter. We expect that these seasonal trends could continue to adversely affect our revenues. In addition, we have in past years added significant headcount in the sales and marketing and research and development functions in the first quarter, and to a lesser extent, the second quarter. Because these headcount additions do not immediately contribute significant revenues, our operating margins in the earlier part of the year tend to be significantly lower than in the later parts of the year. In addition, many technology companies also experience a seasonal downturn in demand during the summer months. These seasonal trends may have a material adverse effect on our results of operations.

WE RELY ON STRATEGIC ALLIANCES THAT MAY NOT CONTINUE IN THE FUTURE.

         We have developed strategic alliances to develop and market many of our products, and we believe that an increasing proportion of our future revenues may be attributable to products developed and marketed through these and other future alliances. However, these relationships are not exclusive and we may be unable to continue to develop future products through these alliances in a timely fashion or may be unable to negotiate additional alliances in the future on acceptable terms or at all.

         The marketing efforts of our partners may also disrupt our direct sales efforts. Our development and marketing partners could pursue their existing or alternative training programs in preference to and in competition with those being developed by us. In the event that we are unable to maintain or expand our current development and marketing alliances or enter into new development and marketing alliances, our operating results and financial condition could be materially adversely affected. Furthermore, we are required to pay royalties to our development and marketing partners on products developed with them, which reduces our gross margins. We expect that cost of revenues may fluctuate from period to period in the future based upon many factors, including the revenue mix (between content, e-Learning platform, services and partner's products) and the timing of expenses associated with development and marketing alliances. In addition, the collaborative nature of the development process under these alliances may result in longer development times and less control over the timing of product introductions than for e-Learning offerings developed solely by us. Our strategic alliance partners may from time to time renegotiate the terms of our agreement with them and could result in changes to the royalty arrangements, which could adversely effect our results of operations.

OUR SUCCESS DEPENDS ON OUR ABILITY TO MEET THE NEEDS OF THE RAPIDLY CHANGING MARKET.

         The market for interactive education and training is influenced by rapidly changing technology, evolving industry standards, changes in customer requirements and preferences and frequent introductions of new products and services embodying new technologies. New methods of providing interactive education in a technology-based format are being developed and offered in the marketplace, including intranet and Internet offerings. Many of these new offerings involve new and different business models and contracting mechanisms. In addition, multimedia and other product functionality features are being added to the educational software. Accordingly, our future success will depend upon the extent to which we are able to develop and implement products which address these emerging market requirements on a cost effective and timely basis. Product development is risky because it is difficult to foresee developments in technology, coordinate technical personnel and identify and eliminate design flaws. Any significant delay in releasing new products could have a material adverse effect on the ultimate success of our products and could reduce sales of predecessor products. We may not be able to introduce new products on a timely basis. In addition, new products introduced by us may fail to achieve a significant degree of market acceptance or, once accepted, may fail to sustain viability in the market for any significant period. If we are unsuccessful in addressing the changing needs of the marketplace due to resource, technological or other constraints, or in anticipating and responding adequately to changes in customers' software technology and preferences, our business and results of operations would be materially adversely affected.

THE SUCCESS OF OUR E-LEARNING STRATEGY DEPENDS ON THE RELIABILITY AND CONSISTENT PERFORMANCE OF OUR INFORMATION SYSTEMS AND INTERNET INFRASTRUCTURE.

         The success of our e-Learning strategy is highly dependent on the consistent performance of our information systems and Internet infrastructure. If our Web site fails for any reason or if we exercise any unscheduled down times, even for only a short period of time, our business and reputation could be materially harmed. We have in the past experienced performance problems and unscheduled downtime, and these problems could occur. We rely on third parties for proper functioning of our computer infrastructure, delivery of our e-Learning application and the performance of our destination site. Our systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. Any system failures could adversely affect customer usage of our solutions and user traffic results in any future quarters, which could adversely affect our revenues and operating results and harm our reputation with corporate customers, subscribers and commerce partners. A key element of our strategy is to generate a high volume of traffic to the Web site and create a significant subscriber base. Accordingly, the satisfactory performance, reliability and availability of our Web site and computer infrastructure is critical to our reputation and ability to attract and retain corporate customers, subscribers and commerce partners. We cannot accurately project the rate or timing of any increases in traffic to our Web site and, therefore, the integration and timing of any upgrades or enhancements required to facilitate any significant traffic increase to the Web site are uncertain. We have in the past experienced difficulties in upgrading our site infrastructure to handle increased traffic, and these difficulties could recur. The failure to expand and upgrade the Web site or any system error, failure or extended down time, could materially harm our business, reputation, financial condition or results of operations.

         Our facilities in the State of California, including our corporate headquarters and other critical business operations, are currently subject to electrical blackouts as a consequence of a shortage of available power. In the event these blackouts continue to increase in severity, they could disrupt the operations of our affected facilities and our business could be seriously harmed. In addition, in connection with the shortage of available power, prices for electricity have risen dramatically, and will likely to continue to increase in the foreseeable future. Such price changes will increase our operating costs, which could adversely impact our profitability.

THE INTERNET-BASED LEARNING MARKET IS A DEVELOPING MARKET, AND OUR BUSINESS WILL SUFFER IF E-LEARNING IS NOT WIDELY ACCEPTED.

         The market for Internet-based enterprise learning is a new and emerging market. Corporate training and education has historically been conducted primarily through classroom instruction and has traditionally been performed by a company's internal personnel. Many companies have invested heavily in their current training solutions. Although technology-based training applications have been available for several years, they currently account for only a small portion of the overall training market.

         Accordingly, our future success will depend upon the extent to which companies adopt technology-based solutions and use the Internet in connection with their training activities, and the extent to which companies utilize the services or purchase products of third-party providers. Many companies that have already invested substantial resources in traditional methods of corporate training may be reluctant to adopt a new strategy that may compete with their existing investments. Even if companies implement technology-based training or Internet learning solutions, they may still choose to design, develop, deliver or manage all or part of their education and training internally. If technology based learning and the use of the Internet for learning does not become widespread, or if companies do not use the products and services of third parties to develop, deliver or manage their training needs, then our products and services, may not achieve commercial success.

WE MAY FAIL TO INTEGRATE ADEQUATELY ACQUIRED PRODUCTS, TECHNOLOGIES AND BUSINESSES.

         As a result of the consummation of a number of acquisitions our operating expenses have increased. The integration of these businesses may not be successfully completed in a timely fashion, or at all. Further, the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses, without adversely affecting our operating margins. Any failure to successfully complete the integration in a timely fashion or to generate sufficient revenues from the acquired businesses could have a material adverse effect on our business and results of operations.

         In April 2001 we acquired icGlobal, providers of industry acclaimed Learning Management System software. In August 2001 we acquired substantially all of the assets of Impaxselling.com, a sales performance company providing global enterprises with web-based learning solutions designed to improve sales and account management performance. In October 2001 we acquired SkillScape Solutions, Inc., a provider of competency management systems. Difficulties in combining these companies' products and technologies could have an adverse impact on our ability to fully benefit from our existing and future investment in this business and on the future prospects for our business, management and professional education software products.

         We regularly evaluate acquisition opportunities and are likely to make acquisitions in the future that would provide additional product or service offerings, additional industry expertise or an expanded geographic presence. We may be unable to locate attractive opportunities or acquire any that we locate on attractive terms. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect our results of operations. Product and technology acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management's attention to other business concerns, risks of entering markets in which we have no or limited prior experience and the potential loss of key employees of acquired companies. We may be unable to integrate successfully any operations, personnel or products that have been acquired or that might be acquired in the future and our failure to do so could have a material adverse effect on our results of operations.

RAPID EXPANSION OF OUR OPERATIONS COULD STRAIN OUR PERSONNEL AND SYSTEMS.

         We have recently experienced rapid expansion of our operations, which has placed, and is expected to continue to place, significant demands on our executive, administrative, operational and financial personnel and systems. Our future operating results will substantially depend on the ability of our officers and key employees to manage changing business conditions and to implement and improve our operational, financial control and reporting systems. In particular, we require significant improvement in our order entry, fulfillment and management information systems in order to support our expanded operations. If we are unable to respond to and manage changing business conditions, our business and results of operations could be materially adversely affected.

OUR EXPENSE LEVELS ARE FIXED IN THE SHORT TERM AND WE MAY BE UNABLE TO ADJUST SPENDING TO COMPENSATE FOR UNEXPECTED REVENUE SHORTFALLS.

         Our expense levels are based in significant part on our expectations regarding future revenues and are fixed to a large extent in the short term. Accordingly, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant revenue shortfall would therefore have a material adverse effect on our results of operations. This risk materialized in the third quarter of 1998, where profit was dramatically negatively affected by a shortfall in revenues as against management's expectations.

WE DEPEND ON A FEW KEY PERSONNEL TO MANAGE AND OPERATE US.

         Our success is largely dependent on the personal efforts and abilities of our senior management. Failure to retain these executives, or the loss of certain additional senior management personnel or other key employees, could have a material adverse effect on our business and future prospects.

         We are also dependent on the continued service of our key sales, content development and operational personnel and on our ability to attract, motivate and retain highly qualified employees. In addition, we depend on writers, programmers, Web designers and graphic artists. We expect to continue to hire additional content development, programmers, sales and marketing, information systems and accounting staff. However, we may be unsuccessful in attracting, retaining or motivating key personnel. The inability to hire and retain qualified personnel or the loss of the services of key personnel could have a material adverse effect upon our current business, new product development efforts and future business prospects.

INCREASED COMPETITION MAY RESULT IN DECREASED DEMAND FOR OUR PRODUCTS AND SERVICES, WHICH MAY RESULT IN REDUCED REVENUES AND GROSS MARGINS AND LOSS OF MARKET SHARE.

         The market for business education training solutions is highly fragmented and competitive, and we expect this competition to increase. We expect that because of the lack of significant barriers to entry into this market, new competitors may enter the market in the future. In addition to increased competition from new companies entering into the market, established companies are entering into the market through acquisitions of smaller companies, which directly compete with us, and we expect this trend to continue. We expect the market to become increasingly competitive due to the lack of significant barriers to entry. We may also face competition from publishing companies and vendors of application software, including those vendors with whom we have formed development and marketing alliances.

         Our primary source of direct competition comes from third-party suppliers of instructor-led information technology, business, management and professional skills education and training as well as suppliers of computer-based training and e-Learning solutions. We also face indirect competition from internal education and training departments of our potential customers. We also compete to a lesser extent with consultants, value-added resellers and network integrators. Certain of these value-added resellers also market products competitive with ours. We expect that as organizations increase their dependence on outside suppliers of training, we will face increasing competition from these other suppliers as education and training managers more frequently compare training products provided by outside suppliers.

         Growing competition may result in reduced revenue and gross margins and loss of market share, any one of which have a material adverse effect on our business. Many of our current and potential competitors have substantially greater financial, technical, sales, marketing and other resources, as well as greater name price competition, and we expect that we will face increasing price pressures from competitors as managers demand more value for their training budgets. Accordingly, we may be unable to provide e-Learning solutions that compare favorably with new instructor-led techniques, other interactive training software or new e-Learning solutions or competitive pressures may require us to reduce our prices significantly.

OUR BUSINESS IS SUBJECT TO CURRENCY FLUCTUATIONS THAT CAN ADVERSELY AFFECT OUR OPERATING RESULTS.

         Due to our multinational operations, our business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses. In particular, the value of the U.S. dollar against the Euro and related currencies impacts our operating results. Our expenses are not necessarily incurred in the currency in which revenue is generated, and, as a result, we are required from time to time to convert currencies to meet our obligations. These currency conversions are subject to exchange rate fluctuations, and changes to the value of the Euro, pound sterling and other currencies relative to the U.S. dollar could adversely affect our business and results of operations.

OUR CORPORATE TAX RATE MAY INCREASE, WHICH COULD ADVERSELY IMPACT OUR CASH FLOW, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         We have significant operations and generate a majority of our taxable income in the Republic of Ireland, and some of our Irish operating subsidiaries are taxed at rates substantially lower than tax rates in effect in the United States and other countries in which we have operations. If our Irish subsidiaries were no longer to qualify for these lower tax rates or if the applicable tax laws were rescinded or changed, our operating results could be materially adversely affected. Moreover, because we incur income tax in several countries, an increase in our profitability in one or more of these countries could result in a higher overall tax rate. In addition, if U.S. or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner in which our subsidiaries' profits are currently recognized, our taxes could increase, and our business, cash flow, financial condition and results of operations could be materially adversely affected.

WE MAY BE UNABLE TO PROTECT OUR PROPRIETARY RIGHTS. UNAUTHORIZED USE OF OUR TECHNOLOGY MAY RESULT IN DEVELOPMENT OF PRODUCTS OR SERVICES THAT COMPETE WITH OURS.

         Our success depends on our ability to protect our rights in our intellectual property and trade secrets. We rely upon a combination of copyright, trademark and trade secret laws and customer license agreements, and other methods to protect our proprietary rights. We also enter into confidentiality agreements with our employees, consultants and third parties to seek to limit and protect the distribution of our proprietary information regarding this technology. However, we have not signed protective agreements in every case. Unauthorized parties may copy aspects of our products, services or technology or obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have executed. We may not become aware of, or have adequate remedies in the event of, a breach. Litigation may be necessary in the future to enforce our intellectual property rights, to protect trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of management and technical resources.

SOME MAY CLAIM THAT WE INFRINGE THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD RESULT IN COSTLY LITIGATION OR REQUIRE US TO REENGINEER OR CEASE SALES OF OUR PRODUCTS OR SERVICES.

         Third parties could in the future claim that our current or future products infringe their intellectual property rights. Any claim, with or without merit, could result in costly litigation or require us to reengineer or cease sales of our products or services, any of which could have a material adverse effect on our business. Infringement claims could also result in an injunction in the use of our products or require us to enter into royalty or licensing agreements. Licensing agreements, if required, may not be available on terms acceptable to us or at all. Though no legal actions are pending at this time, from time to time we learn of parties that claim broad intellectual property rights in the e-Learning area that might implicate our offerings. These parties or others could initiate actions against us in the future.

WE ARE SUBJECT TO A PENDING LEGAL PROCEEDING AND MAY BECOME SUBJECT TO ADDITIONAL PROCEEDINGS AND ADVERSE DETERMINATIONS IN THESE PROCEEDINGS COULD HARM OUR BUSINESS.

         Since the end of the third quarter of 1998, a class action lawsuit has been pending in the United States District Court for the Northern District of California against us, one of our subsidiaries, SmartForce USA, and certain of our former and current officers and directors, alleging violation of the federal securities laws. It has been alleged in this lawsuit that we misrepresented or omitted to state material facts regarding our business and financial condition and prospects in order to artificially inflate and maintain the price of our ADSs, and misrepresented or omitted to state material facts in our registration statement and prospectus issued in connection with our merger with Forefront, which also is alleged to have artificially inflated the price of our ADSs.

         We believe that this action is without merit and intend to vigorously defend ourselves against it. Although we cannot presently determine the outcome of this action, an adverse resolution of this matter could significantly negatively impact our financial position and results of operations.

         We may be from time to time involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. An adverse resolution of these matters could significantly negatively impact our financial position and results of operations.

OUR NON-U.S. OPERATIONS ARE SUBJECT TO RISKS WHICH COULD NEGATIVELY IMPACT OUR FUTURE OPERATING RESULTS.

         We expect that international operations will continue to account for a significant portion of our revenues, and intend to continue to expand our operations outside of the United States. Operations outside of the United States are subject to inherent risks, including difficulties or delays in developing and supporting non-English language versions of our products and services, political and economic conditions in various jurisdictions, in staffing and managing foreign subsidiary operations, longer account receivable payment cycles and potential adverse tax consequences. Any of these factors could have a material adverse effect on our future operations outside of the United States, which could negatively impact our future operating results.

BECAUSE MANY USERS OF OUR E-LEARNING SOLUTIONS ACCESS THEM OVER THE INTERNET, FACTORS ADVERSELY AFFECTING THE USE OF THE INTERNET COULD HARM OUR BUSINESS.

         Many of our users access our e-Learning solutions over the Internet. Any factors that adversely affect Internet usage could disrupt the ability of those users to access our e-Learning solutions, which would adversely effect customer satisfaction and therefore our business. Factors which could disrupt Internet usage include slow access to download times, security concerns, network problems or service disruptions that prevent users from accessing an Internet server and delays in, or disputes concerning, the development of industry wide Internet standards and protocols.

THE MARKET PRICE FOR OUR ADSS MAY FLUCTUATE AND MAY NOT BE SUSTAINABLE.

         The market price of our ADSs has fluctuated significantly since our initial public offering and is likely to continue to be volatile. We believe that factors, such as the following, could cause the price of our ADSs to fluctuate, perhaps substantially:

         - announcements of developments related to ourselves or our competitors' business;

         - announcements of new products or enhancements by ourselves or our competitors;
         -  sales of our ADSs into the public market;
         - developments in our relationships with our customers, partners and distributors;
         - shortfalls or changes in revenues, gross margins, earnings or losses or other financial results which differ from public market expectations;
         - changes in the public market expectation of our performance or industry performance;
         -  changes in market valuations of competitors;
         -  regulatory developments;
         -  additions or departures of key personnel;
         -  fluctuations in results of operations; and
         - general conditions in our market or the markets served by our customers or in the U.S. and or the International economy.

         In addition, in recent years the stock market in general, and the market for shares of technology stocks in particular, has experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of affected companies. The market price of our ADSs may continue to experience significant fluctuations in the future, including fluctuations that are unrelated to our performance. To succeed we must continue to expand our content offerings, upgrade our technology and distinguish our solution. We may not be able to do successfully. Any failure by us to anticipate or respond adequately to changes in technology and customer preferences or any significant delays in content development or implementation could impact our ability to capture market share.

RISKS RELATED TO THE PROPOSED MERGER

WE MAY FACE CHALLENGES IN INTEGRATING CENTRA'S BUSINESS WITH OURS AND, AS A RESULT, MAY NOT REALIZE THE EXPECTED BENEFITS OF THE ANTICIPATED MERGER

         We may not be successful in integrating Centra's business with ours. Integrating our operations and personnel with Centra's will be a complex process. The integration may not be completed rapidly or achieve the anticipated benefits of the merger. The successful integration of Centra's business with ours will require, among other things, integration of our two companies' products and services, sales and marketing, information and software systems, coordination of employee retention, hiring and training and coordination of ongoing and future research and development efforts. The diversion of the attention of management and any difficulties encountered in the process of combining the companies could cause the disruption of, or a loss of momentum in, the activities of the combined company's business. Further, the process of combining Centra's business with ours could negatively affect employee morale and our ability to retain some of our or Centra's key employees after the merger. In addition, we intend after the merger to develop new products and services that combine Centra's assets with ours. This may result in longer sales cycles and product implementations, which may cause revenue and operating income to fluctuate and fail to meet expectations. To date, we have not completed our investigation into the obstacles, technological, market-driven or otherwise, to developing and marketing these new products and services in a timely and efficient way. There can be no assurance that we will be able to overcome these obstacles, or that a market for such new SmartForce products and services will develop after the merger.

         Also, we could face additional risks inherent in Centra's business that we were not previously subject to, such as additional requirements in the future to fund our operations could be significantly increased due to the capital requirements of Centra's business.

         In addition to the integration risks discussed above, the combined company's ability to realize these benefits and synergies could be adversely impacted by practical or legal constraints on its ability to combine operations or implement workforce reductions.

CHARGES TO EARNINGS RESULTING FROM THE APPLICATION OF THE PURCHASE METHOD OF ACCOUNTING MAY ADVERSELY AFFECT SMARTFORCE'S RESULTS OF OPERATIONS AND THE MARKET VALUE OF SMARTFORCE'S ADSS FOLLOWING THE MERGER

         In accordance with United States generally accepted accounting principles, the combined company will account for the merger using the purchase method of accounting, which will result in charges to earnings that could have a material adverse effect on Smartforce's results of operations and the market value of SmartForce ADSs following completion of the merger. Under the purchase method of accounting, the combined company will allocate the total estimated purchase price to Centra's net tangible assets, amortizable intangible assets, intangible assets with indefinite lives and in-process research and development based on their fair values as of the date of completion of the merger, and record the excess of the purchase price over those fair values as goodwill. The portion of the estimated purchase price allocated to in-process research and development will be expensed by the combined company in the quarter in which the merger is completed. The combined company will incur additional depreciation and amortization expense over the useful lives of certain of the net tangible and intangible assets acquired in connection with the merger. In addition, to the extent the value of goodwill or intangible assets with indefinite lives becomes impaired, the combined company may be required to incur material charges relating to the impairment of those assets. These depreciation, amortization, in-process research and development and potential impairment charges could have a material impact on the combined company's results of operations.

NEED FOR GOVERNMENTAL CLEARANCES MAY PREVENT OR DELAY CONSUMMATION OF THE MERGER

         The merger is subject to review by the United States Federal Trade Commission under the Hart-Scott-Rodino Improvements Act of 1976. In addition, other filings with, notifications to and authorizations and approvals of, various governmental agencies with respect to the merger and other transactions contemplated by the reorganization agreement and the stockholder agreements, relating primarily to antitrust issues, must be made prior to the consummation of the merger. Under each of these statutes, SmartForce and Centra are required to make pre-merger notification filings and to await the expiration or early termination of statutory waiting periods and clearance prior to completing the merger. We and Centra are seeking to obtain all such required regulatory clearances prior to the scheduled completion of these transactions.

         The reviewing authorities may not permit the merger at all or may impose restrictions or conditions on the merger that may seriously harm the combined company if the merger is completed. These conditions could include a complete or partial license, divestiture, spin-off or the holding separate of assets or businesses. Either SmartForce or Centra may refuse to complete the merger if restrictions or conditions are required by governmental authorities that would materially adversely impact the combined company's results of operations or the benefits anticipated to be derived by the combined company. Any delay in the completion of the merger could diminish the anticipated benefits of the merger or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the transaction. SmartForce and Centra also may agree to restrictions or conditions imposed by antitrust authorities in order to obtain regulatory approval, and these restrictions or conditions could harm the combined company's operations. In addition, during or after the statutory waiting periods, and even after completion of the merger, governmental authorities could seek to block or challenge the merger as they deem necessary or desirable in the public interest. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. SmartForce, Centra or the combined company may not prevail, or may incur significant costs, in defending or settling any action under the antitrust laws.

THE BUSINESSES OF SMARTFORCE AND CENTRA MAY BE ADVERSELY AFFECTED IF THE MERGER IS NOT COMPLETED.

         If the merger is not completed, SmartForce's business and Centra's operations may be harmed to the extent that customers, suppliers and others believe that the companies cannot effectively compete in the marketplace without the merger, or otherwise remain uncertain about the companies. Completion of the merger is subject to several closing conditions, including obtaining requisite regulatory and shareowner approvals. SmartForce and Centra will be required to pay significant costs incurred in connection with the merger, including legal, accounting and a portion of the financial advisory fees, whether or not the merger is completed.

PARTNERS OR CUSTOMERS MAY REACT UNFAVORABLY TO THE PROPOSED COMBINATION

Both we and Centra partner with numerous other technology companies including software and services firms to deliver SmartForce and Centra products and services to customers. Some of these partners may feel that the combined company poses new competitive threats to their businesses and as a result may break their relationships with us or Centra. In addition, some of our customers or customers of Centra may view the combined company as a competitor and, therefore, terminate relationships with SmartForce or Centra.